UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

TREE.COM, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

894675107

(CUSIP Number)

Douglas R. Lebda
c/o Tree.com, Inc.
11115 Rushmore Drive
Charlotte, North Carolina 28277
(704) 541-5351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box, check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas R. Lebda

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 2,107,780

	8.	Shared Voting Power 45,374

	9.	Sole Dispositive Power 1,832,780

	10.	Shared Dispositive Power 45,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,153,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 894675107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Douglas R. Lebda Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,374

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,374

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,374

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2009 by Douglas R. Lebda and The Douglas R. Lebda Family Trust (together, the “Reporting Persons”), as amended by Amendment No. 1 thereto filed on May 7, 2009, Amendment No. 2 thereto filed on April 9, 2010, Amendment No. 3 thereto filed on September 9, 2010 and Amendment No. 4 filed on November 8, 2010.

This Amendment No. 5 to the Schedule 13D relates to the entry by the Reporting Persons and Discover Bank, a Delaware banking corporation, into a voting and support agreement, dated as of May 12, 2011, as described in Item 4 herein, in connection with the entry by Discover Bank, Tree.com, Inc., a Delaware corporation, Home Loan Center, Inc., a California corporation, and the other parties thereto into an asset purchase agreement, dated as of May 12, 2011, as described in Item 4 herein.

The following amendments to Items 4, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

The Reporting Persons have acquired their shares for investment purposes and, in the case of Mr. Lebda, in connection with compensation arrangements.

The Reporting Persons may acquire or dispose of shares of common stock in the future depending upon market conditions, personal objectives and other facts and conditions.

On May 12, 2011, Tree.com, Inc., a Delaware corporation (the “Company”) entered into an asset purchase agreement with Discover Bank, a Delaware banking corporation (“Discover”), Home Loan Center, Inc., a California corporation (“HLC”), and the other parties thereto (the “Purchase Agreement”), pursuant to which, among other things, the Company agreed to sell substantially all of the operating assets of HLC to Discover.

In connection with the Purchase Agreement, the Reporting Persons entered into a voting and support agreement, dated as of May 12, 2011 (the “Voting Agreement”), pursuant to which the Reporting Persons agreed, from and after the date thereof until the earlier of the closing of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement, to vote all of the shares of common stock of the Company, any other voting securities of the Company and any securities issued or exchanged with respect to such shares of common stock or other voting securities of the Company (collectively, the “Securities”) that the Reporting Persons have the power to vote (i) in favor of approval of the Purchase Agreement and the transactions contemplated thereby; and (ii) against any Acquisition Proposal (as defined in the Purchase Agreement).  The voting obligations described in clauses (i) and (ii) above apply whether or not the board of directors of the Company has effected a Change of Recommendation (as defined in the Purchase Agreement).

In addition, from and after the date of the Voting Agreement until the earlier of the closing of the transactions contemplated by the Purchase Agreement or the termination of the Purchase Agreement, the Reporting Persons agreed not to sell, transfer or otherwise dispose of or limit their right to vote the Securities, or agree to do any of the foregoing, or take any action which is, individually or in the aggregate, reasonably likely to delay, prevent or have an adverse effect on the Reporting Persons’ ability to satisfy their obligations under the Voting Agreement.

Notwithstanding the foregoing, in connection with any Transfer (as defined in the Voting Agreement) not involving or relating to any Acquisition Proposal, the Reporting Persons may Transfer any or all of the Securities (i) to any member of Mr. Lebda’s immediate family, or to a trust for the benefit of Mr. Lebda or any member of his immediate family; (ii) upon the death of Mr. Lebda; or (iii) to the Company pursuant to the terms of Mr. Lebda’s restricted stock awards from the Company that provide for the forfeiture of restricted stock; provided that in any Transfer pursuant to clauses (i) and (ii), prior to and as a condition to the effectiveness of such Transfer, each person to which any of such Securities or any interest in any of such Securities is transferred shall have executed and delivered to Discover a counterpart of the Voting Agreement pursuant to which such person shall be bound by all of the terms and provisions of the Voting Agreement.

If a Reporting Person has complied in all material respects with its obligations under the Voting Agreement (including, without limitation, having voted its Securities in accordance with the Voting Agreement), then, following the conclusion of the special meeting of the Company’s stockholders at which the Purchase Agreement and the transactions thereby will be approved (including any adjournments and postponements thereof), the Reporting Person may Transfer its Securities (i) pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (including compliance with the limitations of Rule 144(e) and (f)) or (ii) in a transaction not involving a public offering; provided, that in the case of a

Transfer pursuant to clause (ii), a Reporting Person may not Transfer its Securities unless prior to, and as a condition to the effectiveness of such Transfer, each person (or related or affiliated persons) or group to which any of such Securities or any interest in any of such Securities is transferred shall have executed and delivered to Discover a counterpart of the Voting Agreement pursuant to which such person (or related or affiliated persons) or group shall be bound by all of the terms and provisions of the Voting Agreement.

Nothing in the Voting Agreement limits or affects any action or inaction by Mr. Lebda in his capacity as a member of the Company’s board of directors or as an officer of Company or any of subsidiary of Company.

References to, and descriptions of, the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Voting Agreement included as Exhibit 6, and incorporated in this Item 4 in its entirety where such references and descriptions appear.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section  12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a),(b) Amount and Nature of Beneficial Ownership Reported.

The Reporting Persons collectively have beneficial ownership of an aggregate of 2,153,154 shares (or 19.6%) of the Company’s common stock held as follows:

(i) Douglas R. Lebda beneficially owns 2,153,154 shares of common stock, consisting of (A) 1,574,212 shares of common stock directly held by Mr. Lebda (as to which he has sole voting and dispositive power), (B) 3,098 shares of common stock issuable upon the exercise of stock options issued to Mr. Lebda that are presently exercisable or become exercisable within the next 60 days (as to which he has sole voting and dispositive power), (C) 255,470 shares of restricted common stock (as to which he has sole voting and dispositive power), (D) 275,000 shares of unvested restricted common stock (as to which he has sole voting power but no dispositive power), and (E) 45,374 shares of common stock held by Lebda Family Trust (as to which he has shared voting and dispositive power).  Such shares represent 19.6% of the Company’s outstanding common stock.

(ii) The Douglas R. Lebda Family Trust beneficially owns 45,374 shares of common stock.  Such shares represent 0.4% of the Company’s outstanding common stock.

(c)     Recent Transactions.

In the past 60 days, none of the Reporting Persons had any transactions in the Company’s common stock, except as follows: (i) on April 8, 2011, Mr. Lebda was granted an option to purchase 51,290 shares of the Company’s common stock with an exercise price of $5.35 per share; (ii) on April 8, 2011, Mr. Lebda was granted an option to purchase 51,289 shares of the Company’s common stock with an exercise price of $5.885 per share; and (iii) on April 8, 2011, Mr. Lebda was granted an option to purchase 51,289 shares of the Company’s common stock with an exercise price of $6.42 per share.

(d)     Certain Rights to Receive Dividends or Direct Sale Proceeds:

N/A

(e)     Ownership of Five Percent or Less of Class:

Mr. Lebda became the beneficial owner of more than 5% of the common stock of the Company on February 8, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information to the end thereof:

“On May 12, 2011, the Reporting Persons entered into the Voting Agreement in connection with the execution of the Purchase Agreement. The terms of the Voting Agreement set forth in Item 4 above are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows

Exhibit	Name	Incorporated By Reference To

Exhibit 1	Joint Filing Agreement	Filed Herewith

Exhibit 2	Stock Purchase Agreement, dated February 8, 2009, between Tree.com, Inc. and Douglas R. Lebda.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 11, 2009

Exhibit 3	Form of Restricted Stock Award Agreement	Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 27, 2009

Exhibit 4	Option Cancellation Agreement dated April 28, 2009 between Douglas R. Lebda and Tree.com, Inc.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 1, 2009

Exhibit 5	Share Exchange Agreement dated August 30, 2010 between Douglas R. Lebda and Tree.com, Inc.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 1, 2010

Exhibit 6	Voting and Support Agreement, dated May 12, 2011, by and between Discover Bank, a Delaware banking corporation, Douglas R. Lebda and David Rich, as trustee of The Douglas R. Lebda Family Trust.	Filed Herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2011
Date
/s/ Douglas R. Lebda
Douglas R. Lebda
/s/ David Rich
David Rich, as trustee of The Douglas R. Lebda Family Trust

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)